November 23, 2020

Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Hyliion Holdings Corp. Registration Statement on Form S-1 Filed on October 23, 2020 File No. 333-249649

Ladies and Gentlemen:

On behalf of Hyliion Holdings Corp. (the “Company,” “Hyliion,” “we,” “us” or “our”), set forth below are the responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated November 13, 2020, with respect to the Company’s Registration Statement on Form S-1, File No. 333-249649, filed with the Commission on October 23, 2020 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Registration Statement (the “Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions included in the responses correspond to the Amendment No. 1, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amendment No. 1.

Registration Statement on Form S-1 filed October 23, 2020

General

1.	We note that you are registering the primary issuance of up to 875,000 shares of Common Stock that are issuable upon the exercise of 875,000 Forward Purchase Warrants. Please note that a transaction that commenced privately cannot be converted to a registered offering. Please advise us of the exercise provisions of the warrants referenced above. If you do not believe the warrants were immediately exercisable (i.e., within one year) when issued privately, please explain why. Refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 103.04 and 134.02.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Registration Statement on the cover of the preliminary prospectus and pages 3 and 124 of Amendment No. 1 to remove the primary issuance of up to 875,000 shares of Common Stock that are issuable upon the exercise of 875,000 Forward Purchase Warrants from the registration under the Securities Act and to instead register the exercise of the Forward Purchase Warrants by purchasers of the Forward Purchase Warrants in this offering. Each whole Forward Purchase Warrant entitles the registered holder to purchase one share of our Common Stock at a price of $11.50 per share, subject to certain adjustments, 30 days after the closing of the Business Combination, provided in each case that we have an effective registration statement under the Securities Act, covering the shares of Common Stock issuable upon exercise of the Forward Purchase Warrants and a current prospectus relating to them is available (or we permit holders to exercise their Forward Purchase Warrants on a cashless basis under the circumstances specified in the Warrant Agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder.

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Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Securities and Exchange Commission

November 23, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me or Kristin VanderPas of Cooley LLP at (415) 693-2177 or (415) 693-2097, respectively.

Very truly yours,

COOLEY LLP

By:	/s/ David Peinsipp
Name:	David Peinsipp
Title:	Partner

Enclosures

cc:	Thomas Healy, Hyliion Holdings Corp.

Jose Oxholm, Hyliion Holdings Corp.

Kristin VanderPas, Cooley LLP

Marianne Sarrazin, Cooley LLP

Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com